Vote FOR Proposal #6 to request a report on the Company's policies on freedom of expression and access to information (NASDAQ: APPL) Meeting Date: February 26, 2020

To Apple Shareholders:

SumOfUs urges you to vote FOR Proposal 61 at the annual meeting of Apple shareholders on February 26, 2020.2 Proposal 6 calls on Apple’s board of directors to annually prepare a report on the Company’s policies addressing freedom of expression and access to information.

The proposal is as follows:

Resolved, Shareholders of Apple Inc. (“Apple” or the “Company”) request that the Board of Directors report annually to shareholders, at reasonable expense and excluding confidential and proprietary information, regarding the Company’s policies on freedom of expression and access to information, including whether it has publicly committed to respect freedom of expression as a human right; the oversight mechanisms for formulating and administering policies on freedom of expression and access to information; and a description of the actions Apple has taken in the past year in response to government or other third-party demands that were reasonably likely to limit free expression or access to information.

Apple is coming under increasing public criticism for its failure to protect freedom of expression and access to information in markets where it operates. According to Freedom House, “Digital authoritarianism is being promoted as a way for governments to control their citizens through technology, inverting the concept of the internet as an engine of human liberation.”3 The proponents of this resolution find that the companies disclosures addressing the governance and management of human rights-related risks is inadequate. In particular, the company’s operations in China expose the Company to human rights risks, and it is unclear what the Company’s plan or response is.

Human rights risks in China

Apple has operations and sales throughout the world, and several countries, including Russia and Turkey, have been identified as locations of the human rights abuses. But China represents particularly high risk on human rights front. China is both a huge market for Apple, representing 20% of global sales, and it is an essential part of its supply chain, manufacturing the iPhone and many other products. According to research released last year by Standard Chartered Bank, China is likely to become the world's biggest economy at some point in 2020, when measured by a combination of purchasing-power-parity exchange rates and nominal gross domestic product.4 Clearly, Apple’s relationship with the Chinese government is extremely delicate.

1   https://www.sec.gov/Archives/edgar/data/320193/000119312520001450/d799303ddef14a.htm#toc799303_39

2   https://www.sec.gov/Archives/edgar/data/320193/000119312520001450/d799303ddef14a.htm

3   https://freedomhouse.org/report/freedom-net/freedom-net-2018/rise-digital-authoritarianism

4   https://www.businessinsider.com/us-economy-to-fall-behind-china-within-a-year-standard-chartered-says-2019-1

In China, the situation is devolving into a full-blown human rights disaster with millions of people deprived of their freedoms, parents separated from their children and some people even losing their lives. Recently there have been numerous press articles and public outrage about severe repression and police brutality against Hong Kong pro-democracy protestors and the government’s efforts to force millions of Uyghurs and other Turkic Muslims into internment camps. The New York Times reports: “As many as a million ethnic Uighurs [sic], Kazakhs and others have been sent to internment camps and prisons in Xinjiang over the past three years, an indiscriminate clampdown aimed at weakening the population’s devotion to Islam. Even as these mass detentions have provoked global outrage, though, the Chinese government is pressing ahead with a parallel effort targeting the region’s children.”5 Some reports estimate that number to be as high as three million.

Authorities have built a nightmarish cybersurveillance system to control millions of people, especially Tibetans, Uyghurs and others considered threats to the state. In 2017, Apple submitted to a broad demand by the Chinese internet authority to pull down several VPN apps — programs that allow iPhone users to bypass the Chinese government’s censorship apparatus — from its Chinese App Store. The company offered no public criticism of this action but rather acquiesced to the Chinese government’s demands.6 Human Rights Watch recently raised the alarm: “[W]hile other governments commit serious human rights violations, no other government flexes its political muscles with such vigor and determination to undermine the international human rights standards and institutions that could hold it to account.”7

In its annual report released on November 18, 2019, the bipartisan U.S. Congressional-Executive Commission on China (CECC) said that there is a “strong argument” that China has committed “crimes against humanity” in its northwestern region of Xinjiang.8 Axios reports: “The commission listed several acts committed by the Chinese government in Xinjiang that could, under the Rome statute of the International Criminal Court, support a legal case that China has committed ‘crimes against humanity.’”9

An article in Foreign Policy states: “The news out of Xinjiang, China’s western region, this summer has been a steady stream of Orwellian horrors. A million people held against their will in political reeducation camps. Intelligence officials assigned as ‘adopted’ members of civilian families. Checkpoints on every corner and mandatory spyware installed on every device. The targets of this police state are China’s Muslim Uyghur minority, whose loyalties the central government has long distrusted for both nationalist and religious reasons.”10

5   https://www.nytimes.com/2019/12/28/world/asia/china-xinjiang-children-boarding-schools.html

6   https://www.nytimes.com/2017/07/31/technology/apple-vpn-china-dangerous-precedent.html?smid=nytcore-ios-share

7   https://www.hrw.org/news/2020/01/14/chinese-government-poses-global-threat-human-rights

8   https://www.cecc.gov/sites/chinacommission.house.gov/files/documents/EMBARGOED_CECC%202019%20Annual%20Report.pdf

9   https://www.axios.com/us-commission-says-china-may-be-guilty-crimes-against-humanity-31058b21-c92e-45b3-b18a-590c950ce34c.html

10 https://foreignpolicy.com/2018/09/19/china-has-chosen-cultural-genocide-in-xinjiang-for-now/#

Freedom House says: “China confirmed its status as the world’s worst abuser of internet freedom for the fourth consecutive year. Censorship reached unprecedented extremes as the government enhanced its information controls in advance of the 30th anniversary of the Tiananmen Square massacre and in the face of widespread antigovernment protests in Hong Kong.”11

All this presents a threat to Apple’s business, serious risk to its reputation and an enormous challenge to manage. Shareholders need to understand these risks, how the board is overseeing these challenges, and the Company’s policies and practices to balance these competing demands. Currently, the company’s disclosures regarding freedom of expression human rights risks is inadequate to the task. The Business and Human Rights Resource Center conducts a survey of companies in the ICT sector regarding human rights. Apple did not respond to the survey, and the Resource Center stated that no publicly available human rights policy was found for Apple.12

Freedom of expression is an internationally recognized human right

The United Nations Guiding Principles on Business and Human Rights states: “The responsibility to respect human rights is a global standard of expected conduct for all business enterprises wherever they operate. It exists independently of States’ abilities and/or willingness to fulfil their own human rights obligations, and does not diminish those obligations. And it exists over and above compliance with national laws and regulations protecting human rights.”13

The Guiding Principles reference the sources of these rights. “The responsibility of business enterprises to respect human rights refers to internationally recognized human rights – understood, at a minimum, as those expressed in the International Bill of Human Rights and the principles concerning fundamental rights set out in the International Labour Organization’s Declaration on Fundamental Principles and Rights at Work.”14 Article 19 of Universal Declaration of Human Rights and Article of 19 of the International Covenant on Civil and Political Rights reference the right to “freedom of opinion and expression.”15

Apple’s opposition statement

The company’s statement recommending that shareholders vote against this resolution16 confuses two distinct human rights issues: supply chain responsibility and freedom of expression and opinion. This may be due to and a lack of understanding of human rights risk issues or it may be an intentional effort to change the subject.

The opposition statement addresses concerns around Apple’s management of its suppliers, including working conditions, under-age labor, and forced labor. In the 2010 to 2016 timeframe, the Company was widely criticized for human rights abuses it its supply chain. In a particularly notorious case, the press widely covered a rash of suicides at the Foxconn factories that produced the iPhone and other Apple products. Since that time, under the leadership of Tim Cook, the company has made a serious effort to take responsibility for the supply chain and eliminate these human rights abuses among its suppliers. Guided by its Apple Supplier Code of Conduct,17 referenced in the opposition statement, the company has been able to document dramatic improvements in many human rights metrics. For its efforts, Apple won the Thomson Reuters Foundation’s Stop Slavery Award in 2018.18 The award recognizes companies working to eliminate forced labor from their supply chains. The company’s management and board deserve praise for these changes.

11   https://www.freedomonthenet.org/report/freedom-on-the-net/2019/the-crisis-of-social-media

12   https://www.business-humanrights.org/en/apple-0

13   https://www.ohchr.org/documents/publications/guidingprinciplesbusinesshr_en.pdf

14   Ibid

15   https://www.ohchr.org/EN/ProfessionalInterest/Pages/CCPR.aspx

16   Apple 2020 Proxy Statement https://www.sec.gov/Archives/edgar/data/320193/000119312520001450/d799303ddef14a.htm

17   https://www.apple.com/supplier-responsibility/

18   http://www.stopslaveryaward.com/past-winners

However, the opposition statement does not address freedom of expression and opinion, the critical issue raised by this shareholder proposal. The statement contends that the human rights issues raised by proposal are addressed in Apple’s Principles of Business Conduct. However, this document is not readily available on Apple’s website. A search for this document on the website yielded nothing. And a Google search for the title of this document yielded nothing on the Apple website and only a 2010 version of the Principles contained as an appendix to an SEC filing.19 That document contained no reference to freedom of expression or, in fact, to human rights. If there is a more current version of this document, it is not readily available to shareholders or the general public.

Rising investor concern

Yet investors around the world are demonstrating rising concern about human rights risks to both companies’ reputations and operations. Two years ago, the Investor Alliance on Human Rights (IAHR) was formed as a coalition of global funds focused on advancing corporate human rights due diligence. IAHR now represents investors from 18 countries with over USD 4 trillion in assets under management.20 Several members of the organization recently issued an “Investor Statement on Corporate Accountability for Digital Rights.”21 The statement says, in part, that the signers support the use of “the Ranking Digital Rights (RDR) Corporate Accountability Index as a tool to help [companies] improve their governance systems and performance on salient human rights risks related to privacy and freedom of expression.”

Ranking Digital Rights (RDR) Corporate Accountability Index

RDR’s Analysis of Apple’s performance reveals significant deficiencies.22 RDR rates companies on three factors: governance, freedom of expression, and privacy. On governance, Apple ranks in the middle of the pack at 15 out of 24 companies. On privacy, Apple ranked second of 12 Internet companies and was virtually tied for first.

But with regard to freedom of expression, the company fared poorly. It ranked seventh of 12 Internet companies and had the lowest score of any U.S. company. The report states: “For the third year in a row, Apple had the lowest governance score of any U.S. company evaluated in the Index. It disclosed a clear commitment to respect privacy as a human right but made no such commitment to freedom of expression.” The report continued: “Apple revealed little about policies and practices affecting freedom of expression, scoring below all other U.S. companies in this category. . . Apple was less transparent about external requests to restrict content or accounts than most of its U.S. peers, except for Facebook. It only disclosed data about the number of government requests to restrict or delete accounts that it received, but gave no data about content removed as a result of these requests, including data about apps removed from its App Store.”

19   https://www.sec.gov/Archives/edgar/data/320193/000119312510238044/dex141.htm

20   https://investorsforhumanrights.org/sites/default/files/attachments/2019-11/Freedom%20of%20Opinion%20and%20Expression%20Briefing_FINAL.pdf

21   https://investorsforhumanrights.org/sites/default/files/attachments/2019-01/IAHR%20Statement%20on%20Digital%20Rights_Final%20%283%29.pdf

22   https://rankingdigitalrights.org/index2019/companies/apple/index/

Reputation: Corporate Reputation Is an Important Component of Shareholder Value

How Apple manages its business in China and other repressive regimes will have a direct effect on the reputation of the company. And reputation directly affects shareholder value.

•	According to a Conference Board study, companies with a high reputation rank perform better financially than lower ranked companies. Executives also find it is much harder to recover from a reputational failure than to build and maintain reputation.[23]
•	In a 2014 Deloitte survey, 87 percent of executives rated reputation risk as more important or much more important than other strategic risks their companies are facing, and 88 percent said their companies are explicitly focusing on managing reputation risk.[24]

Summary

The well-documented reputational risks of human rights abuses and Apple’s perceived complicity in them and its inadequate disclosure highlight the critical need for the Company to improve its disclosures and increase transparency around its policies, procedures and board oversight of risks related to freedom of expression and opinion.

For all of the above reasons, we believe that Apple’s current human rights disclosures are inadequate to protect shareholder interests. We urge you to vote FOR Item 6, the shareholder proposal requesting a report on the Company’s human rights policies and practices.

Sincerely,

Tim Brennan

SumOfUs

23   “Reputation Risk,” The Conference Board, 2007, p. 6, https://papers.ssrn.com/sol3/papers.cfm?abstract_id=1077894.

24   “2014 Global Survey on Reputation Risk,” Deloitte, p. 4, https://www2.deloitte.com/content/dam/Deloitte/pl/Documents/Reports/pl_Reputation_Risk_survey_EN.pdf.